16003527

FEB 24 2016

Washington DC
409

UNITEDSTATES
URITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# NNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 66519 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Orr Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 South Stratford Road, Suite 402
(No. and Street)

Winston Salem (City) North Carolina (State) 27104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judy Bullard (336) 722-2810
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, PLLC
(Name – *if individual, state last, first, middle name*)

200 East Broad Street (Address) Greenville (City) South Carolina (State) 29601 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Laney G. Orr, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Orr Group, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

TAMMY S HINKLE
NOTARY PUBLIC
Forsyth County
North Carolina
My Commission Expires Apr. 20, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# The Orr Group, LLC

***Report on Financial Statements***

***For the year ended December 31, 2015***

(Pursuant to paragraph (d) of rule 17a-5 of the
Securities Exchange Act of 1934)

elliott davis
decosimo

## Report of Independent Registered Public Accounting Firm

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

We have audited the accompanying statement of financial condition of The Orr Group, LLC (the "Company") as of December 31, 2015, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Orr Group, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, PLLC

Greenville, South Carolina
February 16, 2016

## The Orr Group, LLC

***Statement of Financial Condition***

***As of December 31, 2015***

| | | |
|---|---|---|
| **Assets** | | |
| ***Current assets:*** | | |
| Cash | $ | 175,725 |
| Accounts receivable | | - |
| Reimbursable expenses | | 5,064 |
| Prepaid expenses | | 6,717 |
| Total current assets | | 187,506 |
| ***Property and equipment:*** | | |
| Computer and software | | 33,392 |
| Office furniture and equipment | | 3,742 |
| | | 37,134 |
| Less: accumulated depreciation | | (34,513) |
| Total property and equipment | | 2,621 |
| Total assets | $ | 190,127 |
| **Liabilities and Member's Equity** | | |
| ***Current liabilities:*** | | |
| SIPC payable | $ | 4,841 |
| Accounts payable | | 3,156 |
| Payroll liabilities | | 263 |
| Total current liabilities | | 8,260 |
| ***Member's equity:*** | | 181,867 |
| Total liabilities and member's equity | $ | 190,127 |

***See Notes to Financial Statements***

# The Orr Group, LLC

***Statement of Income***

***For the year ended December 31, 2015***

| | |
|---|---|
| ***Revenues:*** | |
| Commissions | $ 3,182,027 |
| Interest | 32 |
| Total income | 3,182,059 |
| ***Expenses:*** | |
| Advertising and marketing | 3,270 |
| Bad Debts | 2,288 |
| Consulting | 362,465 |
| Depreciation | 1,683 |
| Dues and subscription | 56,722 |
| Education | 914 |
| Employee compensation | 1,516,286 |
| Gifts | 182 |
| Insurance | 84,940 |
| Interest | 93 |
| Legal representation | 5,810 |
| Meals and entertainment | 9,732 |
| Office rent | 50,763 |
| Office supplies | 11,225 |
| Payroll taxes | 47,761 |
| Postage and delivery | 3,886 |
| Professional fees | 23,449 |
| Property tax | 87 |
| Repairs and maintenance | 8,458 |
| Simple plan matching contribution | 1,007 |
| Telephone | 4,828 |
| Travel | 27,411 |
| Workers' compensation insurance | 15,377 |
| Total Expenses | 2,238,637 |
| Net income | $ 943,422 |

***See Notes to Financial Statements***

## The Orr Group, LLC

***Statement of Changes in Member's Equity***

***For the year ended December 31, 2015***

| | |
|---|---|
| ***Balance, December 31, 2014*** | $ 179,801 |
| Distributions to members | (941,356) |
| Net income | 943,422 |
| ***Balance, December 31, 2015*** | $ 181,867 |

***See Notes to Financial Statements***

## The Orr Group, LLC

***Statement of Changes in Liabilities Subordinated to Claims of Creditors***

***For the year ended December 31, 2015***

| | |
|---|---|
| ***Balance, December 31, 2014*** | $ - |
| ***Increases (decreases), 2015*** | - |
| ***Balance, December 31, 2015*** | $ - |

***See Notes to Financial Statements***

# The Orr Group, LLC

***Statement of Cash Flows***

***For the year ended December 31, 2015***

| | | |
|---|---|---|
| ***Cash flows from operating activities:*** | | |
| Net income | $ | 943,422 |
| Adjustments to reconcile net income to | | |
| net cash provided by operating activities: | | |
| Depreciation | | 1,683 |
| Cash flows from changes in: | | |
| Accounts receivable | | 2,288 |
| Reimbursable expenses | | 181 |
| Prepaid expenses | | 2,069 |
| Current liabilities | | 2,870 |
| Net cash provided by operating activities: | | 952,513 |
| ***Cash flows from financing activities:*** | | |
| Distributions to members | | (941,356) |
| Net cash used by financing activities: | | (941,356) |
| Net decrease in cash | | 11,157 |
| ***Cash at beginning of year*** | | 164,568 |
| ***Cash at end of year*** | $ | 175,725 |
| ***Supplemental disclosure of cash flow information:*** | | |
| Cash paid for: | | |
| Interest | $ | 93 |
| Income taxes | $ | - |

***See Notes to Financial Statements***

## Note 1. Summary of Significant Accounting Policies and Activities

These financial statements were prepared on the basis of accounting principles generally accepted in the United States of America. The more significant of these principles used are described as follows:

*Business activity and regulation:*

The Orr Group, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a North Carolina limited liability company licensed in Alabama, Florida, Texas, Pennsylvania, Virginia, New Mexico, New York, South Carolina, West Virginia, Delaware and North Carolina. The Company's revenue is generated principally by fees for facilitating mergers and acquisitions and the related consulting fees for business valuations. The Company operates primarily within the southeastern United States.

The Company uses the accrual method of accounting.

*Cash:*

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash.

*Property, equipment and depreciation:*

Property and equipment are carried at cost. Expenditures for maintenance and repair, which do not improve or extend the life of an asset, are charged to expense as incurred. Major renewals and betterments are capitalized. Depreciation expense is computed using the straight line and accelerated methods over the estimated useful lives of the assets as follows:

| | |
|---|---|
| Computer and software | 3-5 years |
| Office furniture and equipment | 7 years |

Depreciation expense for December 31, 2015 totaled $1,683.

Maintenance and repairs of property and equipment are charged to operations. Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any related gain or loss is included in operations. At December 31, 2015, management deemed there was no impairment on property and equipment.

Revenue recognition

The Company's revenue is generated principally by fees for facilitating mergers and acquisitions and the related consulting fees for business valuations. Revenue for facilitating mergers and acquisitions is recorded when cash is received. Revenue earned for business valuation consulting is recorded in the period the consultation is provided.

**Note 1. Summary of Significant Accounting Policies and Activities, Continued**

*Commissions:*

The Company records commission income upon the successful closing of a merger or acquisition evidenced by the receipt of its commission payment.

*Advertising and marketing cost:*

The Company expenses the cost of advertising and marketing as they are incurred. Advertising and marketing expense was $3,270 for the year ended December 31, 2015.

*Use of estimates:*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Limited Liability Company:*

The membership interests are divided into two classes - Class A and Class B. All interests are identical in terms of all powers, preferences and rights, except voting rights. Class B interest shall be non-voting, under all circumstances. As of December 31, 2015 there were no Class B interests.

*Fair value of assets and liabilities:*

The carrying amounts of all financial instruments approximate their estimated fair values in the accompanying statement of financial condition.

*Recently issued accounting pronouncements:*

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, revenue recognition, results of operations or cash flows.

**Note 2. Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015 the Company had net capital of $167,465 which was $162,465 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1 at December 31, 2015.

**Note 3. Income Tax Status**

The Company is classified as a partnership for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax returns of its members.

Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits. The Company's income tax returns have not been examined. The Company's management believes that only the returns for the years ended December 31, 2015, 2014, and 2013 are subject to examination by State and federal jurisdictions.

**Note 4. Operating Lease**

The Company entered into a lease commitment under a non-cancelable operating lease for its office space commencing on December 1, 2011 and expiring November 30, 2013 and the first extension expired November 30, 2015. The original lease commitment was again extended from December 1, 2015 to November 30, 2018. Rent expense for the year ended December 31, 2015 was $50,763.

The operating lease obligations for the term of the lease are as follows:

| | | |
|---|---|---|
| 2016 | $ | 52,290 |
| 2017 | $ | 53,858 |
| 2018 | $ | 50,724 |

**Note 5. Concentration of Credit Risk**

The Company places its cash and cash equivalents on deposit with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC), in the United States. At times, balances may exceed insurable limits.

**Note 6. Simple Retirement Plan**

The Company implemented a simple retirement plan during 2005. Under the terms of the plan, participants are entitled to contribute up to the maximum allowable amount not to exceed the limits established by the Internal Revenue Code. The Company matches up to 3 percent of the employee salary deferred contributions and 3 percent of self-employed earnings for the members/owners.

For the year ended December 31, 2015, the Company's matching contributions were $1,007.

**Note 7. Commitments and Contingencies**

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management believes that, as a result of its legal defenses, none of the actions, if determined adversely, should have a material effect on the financial condition or results of operations of the Company, although no assurance can be provided that the Company will not incur a loss.

**Note 8. Subsequent Events**

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through February 16, 2016, the date the financial statements were available to be issued and no subsequent events occurred requiring accrual.

# Supplementary Information

## The Orr Group, LLC

***Computation of Net Capital***
***Under Rule 15c3-1 of the Securitites and Exchange Commission***
***As of December 31, 2015***

| | |
|---|---|
| ***Net capital:*** | |
| Total members' equity | $ 181,867 |
| Deduct members' equity not allowable for net capital | - |
| Total members' equity qualified for net capital | 181,867 |
| ***Add:*** | |
| Subordinated borrowings in computation of net capital | - |
| Other (deductions) or allowable credits | - |
| Total capital and allowable subordinated borrowings | 181,867 |
| ***Deductions and/or charges:*** | |
| Nonallowable assets: | |
| Furniture and equipment at cost net of accumulated depreciation | 2,621 |
| Accounts receivable | - |
| Reimbursable Expenses | 5,064 |
| Prepaid expenses | 6,717 |
| Total nonallowable assets | 14,402 |
| Net capital | $ 167,465 |
| ***Aggregate indebtedness:*** | |
| Items included in the statement of financial condition: | |
| Accounts payable, accrued expenses and SIPC payable | 8,260 |
| Total aggregate indebtedness | $ 8,260 |
| ***Computation of basic net capital requirement:*** | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | 553 |
| Minimum dollar net capital requirement of reporting broker-dealer | 5,000 |
| Net capital requirement | $ 5,000 |
| ***Ratio: Aggregate indebtedness to net capital*** | 0.05 to 1 |

***Reconciliation of the computation of net capital to the unaudited FOCUS, Part IIA Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2015:***

There were no reconciling items for 2015

elliott davis decosimo

**Report of Independent Registered Public Accounting Firm – Exemption Report**

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* The Orr Group, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(i) (the "exemption provisions") and *(b)* The Orr Group, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Orr Group, LLC's management is responsible for compliance with the exemption provisions and its statements

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, except for matters described in the preceding paragraph, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Elliott Davis Decosimo, PLLC

Greenville, South Carolina
February 16, 2016

# The Orr Group, LLC

**Exemption Report**

*As of December 31, 2015*

SEC Rule 17a-5 requires a broker or dealer that claimed it was exempt from SEC Rule 15c3-3 throughout the most recent fiscal year to file an exemption report containing the following statements ("assertions"):

a) The Orr Group, LLC is exempt from SEC Rule 15c3-3 based on rule (k)(2)(i) – "Special Account for the Exclusive Benefit of customers".

b) The Orr Group, LLC met the exemption provisions throughout the most recent fiscal year without exception.

The Orr Group, LLC

Name: Laney Orr, III
Title: Managing Member
February 16, 2016

elliott davis
decosimo

# Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by The Orr Group, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc and the SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis Decosimo, PLLC

Greenville, South Carolina
February 16, 2016

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15******1851*********************MIXED AADC 220
066519 FINRA DEC
THE ORR GROUP LLC
ATTN JUDY BULLARD
110 S STRATFORD RD STE 402
WINSTON SALEM NC 27104-4244

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 7955

B. Less payment made with SIPC-6 filed (exclude interest) ( 3114 )
7/13/15
Date Paid

C. Less prior overpayment applied ( — )

D. Assessment balance due or (overpayment) 4841

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 4841

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ____________

H. Overpayment carried forward $( ____________ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of _______________, 20 _____.

(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,182,027

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 3,182,027

2e. General Assessment @ .0025 $ 7,955

(to page 1, line 2.A.)